7/20

04030286

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Future Information Technology & Systems

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34657 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dlw

DAT : 5/24/04

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

ARLS
3-31-04

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology & Systems Co., Ltd. (Registrant)

May 13, 2004

By: Shunsuke Takahara
Shunsuke Takahara
Managing Director

2. Earnings Forecast for the Fiscal Year 2005 (From April 1, 2004 to March 31, 2005)

	Net Sales	Ordinary Income	Net Income
	Million yen	Million yen	Million yen
Interim	4,550	(100)	(130)
Full-year	9,650	430	320

Reference) Expected net income per share (full-year basis): 9,580.26 yen

(Note)

The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends, exchange rates and changes in information technology involving the Company's systems.

※This financial report is solely a translation of summary of Japanese "*Kessan Tanshin* (including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Consolidated Balance Sheets

As of March 31, 2004

	Million of yen	
	2004	
Assets		
Current assets:		
Cash and cash equivalents	¥1,868	1,868,293,638
Notes and accounts receivable:		
Customers	2,157	2,157,087,332
Parent	22	22,071,000
Allowance for doubtful accounts	-	0
	2,179	2,179,158,332
Merchandise	2	1,959,580
Systems in progress	687	687,119,294
Short-term loans to an affiliate	-	0
Prepaid expense	251	250,593,657
Deferred income taxes	204	204,029,175
Other current assets	67	66,759,184
Total current assets	5,258	5,257,912,860
Investments:		
Investments in affiliates	205	205,303,037
Investments in securities	403	402,844,909
Total investments	608	608,147,946
Property and equipment	95	95,311,497
Leasehold deposits	333	333,343,850
Intangible assets	2,687	2,686,990,873
Consolidated adjustments(Goodwill)	693	693,010,655
Deferred income taxes	21	20,464,720
Total assets	¥9,695	9,695,182,401

Japan Future Information Technology & Systems Co., Ltd.

Consolidated Balance Sheets

As of March 31, 2004

	Million of yen	
	2004	
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥3,700	3,700,000,000
Accounts payable:		
Suppliers	1,409	1,409,088,172
Parent	35	35,081,348
	1,444	1,444,169,520
Advances	450	449,645,586
Accrued income taxes	3	3,217,379
Consumption taxes payable	34	33,517,883
Accrued bonuses to employees	214	213,793,550
Accrued expenses	153	153,147,395
Deposit received	23	23,196,207
Other current liabilities	140	140,445,348
Total current liabilities	6,161	6,161,132,868
Non-current liabilities:		
Reserve for employees' retirement benefits	343	342,655,762
Deferred income taxes liabilities	-	
Other non-current liabilities	251	251,137,813
Total non-current liabilities	594	593,793,575
Total liabilities	6,755	6,754,926,443
Shareholders' equity :		
Common stock	1,072	1,071,600,283
Additional paid-in capital	1,482	1,482,534,627
Retained earnings	306	305,947,764
Unrealized gains on securities	117	117,601,284
Treasury stock	(37)	(37,428,000)
Total shareholders' equity	2,940	2,940,255,958
Total liabilities and shareholders' equity	¥9,695	9,695,182,401

Japan Future Information Technology & Systems Co., Ltd.

Consolidated Balance Sheets

As of March 31, 2004

	Million of yen	
	2004	
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥3,700	3,700,000,000
Accounts payable:		
Suppliers	1,409	1,409,088,172
Parent	35	35,081,348
	1,444	1,444,169,520
Advances	450	449,645,586
Accrued income taxes	3	3,217,379
Consumption taxes payable	34	33,517,883
Accrued bonuses to employees	214	213,793,550
Accrued expenses	153	153,147,395
Deposit received	23	23,196,207
Other current liabilities	140	140,445,348
Total current liabilities	6,161	6,161,132,868
Non-current liabilities:		
Reserve for employees' retirement benefits	343	342,655,762
Deferred income taxes liabilities	-	
Other non-current liabilities	251	251,137,813
Total non-current liabilities	594	593,793,575
Total liabilities	6,755	6,754,926,443
Shareholders' equity :		
Common stock	1,072	1,071,600,283
Additional paid-in capital	1,482	1,482,534,627
Retained earnings	306	305,947,764
Unrealized gains on securities	117	117,601,284
Treasury stock	(37)	(37,428,000)
Total shareholders' equity	2,940	2,940,255,958
Total liabilities and shareholders' equity	¥9,695	9,695,182,401

Japan Future Information Technology & Systems Co., Ltd.

Consolidated Statements Of Income

For The Years Ended March 31, 2004

	Million of yen	
	2004	
Net sales	¥8,026	¥8,026,073,377
Cost of sales	6,903	6,903,287,225
Gross profit	1,123	1,122,786,152
Selling, general and administrative expenses	1,587	1,586,873,890
Operating income	(464)	(464,087,738)
Other income (expenses):		
Interest income	2	2,275,666
Interest expenses	(33)	(33,419,463)
Equity in net gains of affiliates	19	18,910,909
Others, net	8	7,930,770
Income Before income taxes	(468)	(468,389,856)
Income taxes : Current	2	2,290,000
Income taxes : Deferred	4	3,694,147
Net income	(¥474)	(¥474,374,003)

	Yen
Per share:	
Basic earnings	(¥14,319.00)
Diluted earnings	-
Cash dividends	-
Total shareholders' equity	¥88,027.20
Weighted average number of shares	33,128

February 6, 2004

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Masanori Furunuma, President
(JASDAQ Code: 4836)

Notice Regarding the Share Acquisition of TradeOne Systems Co., Ltd.

At the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd. (JFITS) held on February 6, 2004, the following resolution was approved regarding the share acquisition of TradeOne Systems Co., Ltd. (TradeOne Systems). TradeOne Systems will become a subsidiary of JFITS.

1. Reason for share Acquisition

Our core business is to build IT systems for financial institutions and securities companies. We believe that demand is rising for ASP services that can offer customers flexibility in their IT system costs. To meet this demand, we set up TradeOne Systems Co., Ltd. and jointly invested in the company. To improve our ability to provide a full range of IT services to the securities industries going forward, we have decided to make TradeOne Systems a subsidiary.

2. Outline of TradeOne Systems

①Company Name	TradeOne Systems Co., Ltd.
②Location	3-7-2 Nihonbashi Honcho, Chuo-ku, Tokyo
③Representative	Yasuo Kezuka
④Establishment	March 22, 2001
⑤Main Business Activities	ASP services for securities companies ·Application systems for back office operations ·Outsourcing of back office operations
⑥Accounting Period	April-March
⑦Number of Employees	13
⑧Capital	3,600million yen
⑨Net Sales	1,271million yen (for the fiscal year ended March 31, 2003)

3. Number of Shares Acquired and Shares before and after Acquisition

	(Before)	(After)
(1) Number of Voting rights held by JFITS	36,000	72,000
(Number of shares held by JFITS	36,000	72,000)
(2) Total number of Voting rights	72,000	72,000
(Total number of outstanding shares	72,000	72,000)
(3) Ratio of JFITS' holdings to Total voting rights	50.0%	100.0%
(Ratio of JFITS' holdings to Total shares outstanding	50.0%	100.0%

4.Summary to the acquisition

(1)Company from which shares will acquired
Mitsubishi Securities Co., Ltd. and another company

(2) Schedule Shares will be transferred at the end of February 2004.

5.Transfer Price

1,800 million yen

6.Effects on Business Results Forecast

This share acquisition will have no major effects on our business results forecast (non-consolidated) for this period.

Since the Company had no subsidiary, any consolidated financial statement has not been prepared, however, it will prepare a consolidated financial statement for the fiscal year ending March 31, 2005 due to the acquisition of a subsidiary.

For more information regarding this release, please contact:
Corporate Communication & IR Division,
Japan Future Information Technology & Systems Co., Ltd.
Tel: 03-3623-0984 Fax: 03-3623-7649
e_mail:investorrelations@jfits.co.jp

May 13, 2004

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Masanori Furunuma, President
(JASDAQ Code: 4836)

CSK to Make Japan Future Information Technology & Systems Wholly-Owned Subsidiary

CSK CORPORATION ("CSK") and Japan Future Information Technology & Systems ("JFITS") announced that, upon resolutions adopted at respective Board of Directors meetings held today, the two companies have entered into share swap contract to transform JFITS into a wholly owned (100% share ownership) subsidiary of CSK.

JFITS plans to seek approval at the general meeting of shareholders of JFITS, scheduled to be held on June 22, 2004. Upon approval, the share swap will be implemented on August 1, 2004.

1. Purpose of Share Swap

JFITS, as a 100% subsidiary of CSK through share swap, seeks to maximize our potential and capabilities of leveraging the company's strengths to create advanced IT solution businesses targeting securities and financial industries. As the Group JFITS aims to provide even higher levels of customer service

2. Terms of share swap

(1) Planned share swap schedule

May 13, 2004	Boards approve memorandum of understanding on share swap
May 13, 2004	Share swap contract concluded
June22, 2004	JFITS general shareholders meeting to authorize share swap contract
July 27, 2004	JFITS stock delisted
July 30, 2004	Due date for submission of JFITS stock certificates
August 1, 2004	Shares swapped

(2) Share swap ratio

CSK and JFITS commissioned Chuo Aoyama Pricewaterhouse Coopers Financial and Risk Management to calculate the share swap ratio. The two companies discussed the results of that calculation and reached the agreement below.

In the event of significant changes to the conditions on which the share swap ratio was based, the two companies may agree to change the assumed share swap ratio.

	CSK (Parent company)	JFITS (100% subsidiary)
Share swap ratio	1	56

· For one ordinary share in JFITS, CSK will allocate 56 ordinary shares in CSK.

(3) Record day for dividends

The record day in respect of CSK shares received in the share exchange will be April 1, 2004.

(4) Common stock and Additional paid-in capital

The amounts by which CSK's common stock and additional paid-in capital will be increased as a result of the share exchange are as follows:

Common stock : No increase

Additional paid-in capital :

Additional paid-in capital will be increased by the net asset value of JFITS on the day of the share exchange adjusted by the ratio of the number of shares in JFITS for which CSK shares have been exchanged to the total number of issued JFITS shares, minus the total book value of CSK shares transferred to JFITS shareholders. However if the above calculation does not result in an increased value there will be no increase in additional paid-in capital.

(5) Proceeds from the share exchange

No proceeds from share exchange will be made.

(6) Succession of rights to new shares

CSK will recognize rights to new shares allocated as stock options to directors and employees of JFITS ("respective pre-succession rights") in accordance with Article 352-3 of the Japanese Commercial Code as follows:

1. Type of shares to be allocated in respect of rights to new shares

CSK ordinary shares

2. Number of shares to be allocated in respect of rights to new shares

   The number of shares to be allocated in respect of the respective pre-succession rights will be calculated in accordance with the exchange ratio and allocations of less than one share will be ignored

3. Amounts to be paid in respect of exercise of rights to new shares

   Amounts to be adjusted by the respective share exchange ratios as above

4. Exercise period for rights to new shares

   Same as for respective pre-succession rights

For more information regarding this release, please contact:
Corporate Communication & IR Division,
Japan Future Information Technology & Systems Co., Ltd.
Tel: 03-3623-0984 Fax: 03-3623-7649
e_mail:investorrelations@jfits.co.jp